Yoga Ed.

Software | Main Street | Technology | Female Founder | Family

Evidence-based online programs that improve physical + mental health worldwide

YOGAED.COM HONOLULU HAWAII





Mental health is the next pandemic that will ripple out for years to come. Teaching adults and kids to take care of their health and wellness is as important as learning to read and write. Yoga Ed. is uniquely positioned to address this crisis now with trauma-informed yoga and mindfulness tools that have been studied and proven to work.

Brynne Caleda CEO @ Yoga Ed.

Why you may want to support us...

1. 100% growth in revenue from 2019 to 2020 - $418K to $900K+, with $2M projected for 2021.
2. Research from Harvard, Tulane, & Cal State finds significant physical & mental health benefits.
3. Credentialed with NYC Department of Ed., Loyola Marymount University, Yoga Alliance & more.
4. Engaged global community from 6 continents growing by 5K+ members/month.
5. People love learning with us: 80% online course completion rate (e-learning average is 15%).
6. Committed team with 100+ years combined experience in yoga, education, & entrepreneurship.
7. Flexible programs that work across settings - teachers, families, & therapists trust us.
8. Multiple markets: online ed ($171B), yoga ($130B), parenting ($1000B), mental health ($2.1B)

Why investors ❤ us

WE'VE RAISED $505,564 SINCE OUR FOUNDING



Yoga Ed. addresses one of the fundamental challenges of our society —how to give children the tools they need to survive and thrive in an ever-changing world.

As a mother, female founder, executive, investor, educator, and yoga practitioner, I know that Yoga Ed.'s programs and business model are set up for success – both in terms of impact as well as revenue. I have watched the growth of Yoga Ed. for years, and have seen the team innovate and rise to the challenge at hand again and again.

This female-led team has worked together for 10+ years, has deep knowledge of their industry, and has the skills and expertise needed to scale this enterprise.

From

... read more

Yolanda Lau Co-Founder, FlexTeam

LEAD INVESTOR INVESTING $2,000 THIS ROUND

The company's dedication to equipping people with tools to navigate and become present to their own lives and empower themselves in their own life is something I have not seen before in my 15+ years as a K-12 educator. The leaders of this company are committed individuals with significant and relevant experience to guide the growth of this company and extend its reach. They are empowering leaders and thoughtful in their approach to business as well as people. They are not afraid to do the hard work and stand by their commitments as a company. They have demonstrated genuine care for their employees and clients and will do their very best in all situations to take care of people. The... read more

Sumoha Min

Diana is a passionate, intelligent and powerful woman who is able to effect change when she has the financial support required to do so. Diana knows that yoga is an avenue for changing the way we live in the world, and having worked with Diana for 3 years, I know she can help Yoga Ed actualize their vision of "Changing education through the practice of yoga." I would invest in this project - they are a group of good people doing good things and they are going to make the world better.

Allison Richardson

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Brynne Caleda

CEO

3x founder with 15 years experience as a yoga and education entrepreneur from the local to the global scale. Brynne bought and re-envisioned Yoga Ed. in 2013, transitioning it from physical to online. M.Ed. from University of Hawaii Manoa.



Julia Bond

CRO

Growth hacker & 8-year entrepreneur leveraging digital demand to deliver rapid revenue growth and global impact. Full-stack developer. B.Sc. from Brown University in Human Biology: The Brain & Behavior.



Diana Hahn

Managing Director

15 years start up experience in health and wellness with a focus on scaling from ideation to operational scale. Co-founded Stretch Your Imagination with Brynne in 2010. B.A. from NYU's Gallatin School of Individualized Study.



Surj Gish

Senior Marketing Consultant

Digital marketing expert with 20 years experience working with Virgin America, Github, Dropbox, Malwarebytes, Figma, SourceClear, Flurry, and many others.



Cathleen Meyerhoeffer

Program Manager

12 years experience managing and designing content and systems for adult online learning. 200-hr certified yoga teacher with a B.A. in Technical and Scientific Communication from James Madison University.



Ricardo Shima

Production Director

International production background with experience working on feature films as well as Peruvian and Japanese television. Born and raised in Lima, Peru. Fluent in Spanish, Japanese, and English.



Megan McWilliams

Education Specialist

Social worker with a depth of trauma-informed experience. Dual Masters Degree from Tulane in Social Work and Public Health. 200-hr certified yoga teacher and Registered Children's Yoga Teacher.



Harmony Tesoro

Education Specialist

Experienced classroom educator specializing in elementary-level curriculum development. M.A. in Teaching, M.F.A. in Dance, B.A. in Theater Arts. E-RYT and YACEP.



Lisa Malinowski

Education Specialist

Non-profit and social justice background. Studied business at Michigan State. Trained over 100 people with Yoga Ed.'s curriculum in Flint, MI as part of the Crim Fitness Foundation. E-RYT and E-CRYT.



Jason Battung
Education Specialist
Full-time high school yoga teacher in Santa Monica, CA. Studied economics and management at UPenn's Wharton School. MA in Yoga Studies from Loyola Marymount University. E-RYT.



Akiko McLeod
Program Coordinator
10 years experience as a cross-cultural educator. Yoga and ESL experience in Japan and Canada. RYT. Fluent in Japanese and English.



Stephanie Keiko Kong
Production Specialist
Multi-medium performance artist, yoga teacher trainer, speaker, actor, and production nerd. Dedicated to equity, inclusion, and diversity in education. E-RYT.



Becca Wertheim Davis
Engagement Specialist
Elementary school teacher and assistant principal. Master's in Educational Leadership/School Administration with a concentration in Social Justice. RYT.



Kelly Kondo
Marketing Designer
Design and art direction experience. B.S. in Advertising and her M.S. in Advertising and Brand Responsibility from the University of Oregon.

In the news

Downloads

- Online Yoga Classes Trailer.mp4
- Mindful Practices for the PreK-5 Classroom Online Course Trailer.mp4
- Yoga Ed. - Wefunder Deck.pdf

Yoga Ed. offers evidence-based training, classes, and resources proven to improve physical, mental, emotional, and social health.

21 years, 45 countries, 11,000+ schools, 78,000+ educators, 15M+ students to date.

Mental Health is the Next Pandemic.

COVID-19 has exposed and exacerbated existing mental health challenges. Prior to the pandemic, child and adolescent mental health conditions were on the rise. Nearly 50% of children have experienced one or more Adverse Childhood Experiences before the age of 12, and rates of depression and anxiety in youth have increased steadily over time (CDC, 2020).



A mental health crisis is now emerging. Previous studies suggest that isolation can be traumatizing, with 25% of isolated children and adults experiencing PTSD (Sprang & Silman, 2013). Early surveys on the pandemic indicate a rise in stress and behavior challenges in children, "with 68% of parents and caregivers reporting an increase in stress, and 33% reporting an increase in their child's fussiness or disruptive behavior" (Minn & Hau, 2020).

COVID-19 will pass with time, but the mental health effects for children, teens, and adults are likely to ripple out for years to come. Grown-ups are now grappling with how to help the children and teens in their lives cope with the psychological effects of the pandemic including stress, anxiety, depression, and trauma.

Supporting the physical & mental health of communities worldwide since 1999.

For 20 years, Yoga Ed. has supported adults who work with youth – such as educators, healthcare professionals, and caregivers – with trauma-informed yoga and mindfulness resources to improve physical and mental health outcomes across all ages. 5 years ago, we brought all of our programs online.

During the pandemic, educators and mental health professionals worldwide have turned to Yoga Ed. as a trusted place of community, resource, and support.

Online programs that meet people where they're at.

Yoga Ed. understands that some people want to learn how to teach yoga themselves, and others are looking for an 'out of the box solution.' We address both these markets by offering a range of products broken into two categories.



Option #1: Do It Yourself
Online trainings that teach people how to teach yoga & mindfulness to children at their own pace from the comfort of home. Our online training courses give people the confidence and skill set to share the benefits of yoga with kids in their lives.

✓ 100% online, flexible training courses over 6-8 weeks
✓ Robust course material, including engaging video lectures, evidence-based curriculum, 24+ premade lesson plans that meet national PE & health standards
✓ Live weekly check-ins with experienced course instructors to dive into the weekly material and answer student questions
✓ Streamable on all devices: laptop, tablet, phone


Lisa M.
Akiko M.

Option #2: We Do It For You
On-demand access to fun, engaging classes that teach children (and adults!) the basics of yoga and mindfulness. Through our classes, kids do breathing exercises, yoga poses, games, visualizations, and relaxation activities.

✓ 400+ classes available on-demand, new classes added regularly.
✓ Classes are 3 – 30 minutes long
✓ Suitable for all ages (ages 3 to 18+, parents and teachers)
✓ Meets national standards, includes lesson plans and assessments
✓ Streamable on all devices: laptop, tablet, phone

As an online educational company, Yoga Ed. is well-positioned to support our customers at scale and address challenges that youth are experiencing in a safe, appropriate, and effective way... and we've got the research to back us up. As a result, we're seeing our growth skyrocket.

100% Growth in Revenue & Community.

Yoga Ed. is on track to surpass 100% growth in revenue from 2019 to 2020 - $418K to $900K+, with $2M projected for 2021.



YOGA ED. GROSS REVENUE
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$-
2016
2017
2018
2019
2020
2021
$297,605
+4% $311,427
+15% $357,786
+17% $418,468
+131% $965,000 (PROJECTED)
+107% $2,000,000 (PROJECTED)
$623K ANNUAL GROSS REVENUE AS OF AUGUST 2020

[Disclaimer: Projections are not guaranteed].

Our community is growing by 5K+ members/month.



YOGA ED. COMMUNITY ENGAGEMENT
120,000
100,000
80,000
60,000
40,000
20,000
0
2019 Q1
2019 Q2
2019 Q3
2019 Q4
2020 Q1
2020 Q2
FACEBOOK
INSTAGRAM
YOUTUBE
NEWSLETTER

Backed by Science.

Science has been an integral part of Yoga Ed. programs since day one. We recognize that the only way to know if we are achieving our goals of sustainably improving the health and wellness of children, teens, and adults is to measure it. That's where the evidence comes in.

Studies conducted by Harvard, Tulane, and the California State University of Fullerton have found that Yoga Ed. programs can improve physical, mental, emotional, and social health for all ages.

Our programs have been shown to:

- Improve symptoms of anxiety (Bazzano et al, 2018)

- Increase focus and attention (Chen & Powells, 2014)

- Play a protective role in mental health (Khalsa et al, 2012)

- Improve physical fitness and health (Slovacek et al, 2003).

HARVARD UNIVERSITY

Tulane University

CALIFORNIA STATE UNIVERSITY FULLERTON

Globally-Trusted Educational Company.

Yoga Ed. continues to be the leader in yoga for youth. We have evolved and adapted to meet the ever-changing landscape of education - from in-person trainings in the L.A. Unified School District to online trainings with participants from across the globe. We have learned what it takes to stay effective and relevant, and in the process, we've reached 6 continents, 45 countries, 11K+ schools, 78+ educators, and 15M+ students.


45
11440
78051
15451234

We've Cracked the Online Learning Code.

Yoga Ed. combines the efficiency and accessibility of online learning with structured cohort interaction and real human connection. This blended learning approach allows for maximum engagement, accountability, learning, and ultimately outcomes.

As a result, we have a 97-100% satisfaction rating from students and a completion rate 4X industry average. When people complete our trainings, they aren't just getting a certificate - they're actually prepared and able to confidently use the tools we teach.

But don't just take our word for it. Here's what our students are saying.



"You guys are the cat's pajamas! This course is so thoughtful & well organized, and somehow via zoom, you are all able to exude warmth and humor! Thank you for a superb experience!"

KIM T., TEACHER



"Yoga Ed. is by far the very best source for teaching yoga in schools, the most pedagogically enriching experience, and Yoga Ed courses provide THE most directly implementable content. I am sharing that discovery with all my coworkers!"

SOPHIE M., EDUCATOR



"I'm so grateful for this course and for having such amazing teachers. It's pushing me to research and read a lot. I've even changed the way I used to "behave" with some of my patients and I've already seen a huge difference, in a positive way. One of my patients who has been struggling with stuttering since the explosion [in Beirut], has shown major improvements. Another one who has dyslexia & anxiety that also got worse after the blast, is dealing much better with her symptoms. Thank you one more time!"

JOANNE A., CLINICAL THERAPIST



"I am an LICSW and have been practicing social work since 1998 with a focus of working with victims of domestic violence and sexual assault. And I now work at an elementary school in an urban area. This program is one of the most insightful, client-directed and client-empowering programs for children and youth that I have experienced! Children and adolescents who have experienced chronic stress, neglect or abuse and/or witness violence experience violence consciously and subconsciously, physically, cognitively, emotionally and some down to their soul. Their healing has to include how they feel about their body and learning to reconnect with their body! Trauma-Informed Yoga can help children accept, forgive and learn to be fully be present in their body with courage and confidence!"

SHEREE W., SOCIAL WORKER

Not Just a 'Nice to Have.'

Our programs meet national and international Physical Education and Health Standards and are CASEL-approved to meet Social Emotional Learning competencies. Trainings are credentialed by the NYC Department of Education, Loyola Marymount University, and the Yoga Alliance.

- NYC Department of Education is the most rigorous school credentialing process in the nation. Based on our accreditation with the organization, Yoga Ed. is well-positioned for credentialing with other school districts across the nation.
- Courses taken through our partnership with Loyola Marymount University provide graduate-level professional development credits, which may be used to satisfy professional advancement requirements such as salary movement and recertification credits for educators from 43 states. University students can take these courses and transfer the credit towards their degree.
- Yoga Ed. is registered with the Yoga Alliance to provide online yoga training for children's yoga teachers. Recognized for quality programs by the Yoga Alliance, Yoga Ed. is actively participating in focus groups to support the establishment of training standards for online programs.

At the Intersection of Rapidly Growing Markets.

We sit at the crossroads of multiple high-growth markets: online ed ($171B), yoga ($130B), parenting ($1000B), mental health ($2.1B).



ONLINE EDUCATION
$171B/year
CAGR 10.85% [8]
Fueled by global growth and shifts in behavior due to pandemic lockdown.
BEHAVIORAL HEALTH
$146B/year
CAGR 3.4% [11]
Largest growth segments are in digital/ online/software mental health services.
YOGA
$130B/year
CAGR 11.7%
People spend a lot on yoga – the average yogi spends $62K on yoga over a lifetime. [10]
PARENTING
$100B/year [9]
Mothers have $2.4T spending power in the U.S. Millennial moms are driving growth in community, support, and services for parents.

The Time Is Now.

We're kicking it into high gear to keep up with the demand for health. Now is the time to change the landscape of health and wellness for good.



By investing in Yoga Ed., you'll help us to support the lifelong health of 111 million youth and towards our goal to increase revenue 10x by 2025, through a focus on:

- **Producing quality educational content** – offering monthly articles, toolkits, workshops, and trainings ranging from free to $749, 1 minute to 6 months
- **Getting the word out** – building the team to analyze, optimize, and scale marketing and sales strategy to meet increasing demand for mental and physical health resources
- **Diversify our learning team** – hiring course instructors from diverse backgrounds and experience to provide accessible and relatable programming for global communities
- **Building capacity** – bringing Yoga Ed. programs to schools, healthcare settings, and youth-serving organizations worldwide

The Future of Yoga Ed. Belongs in the Hands of Our Community.

At Yoga Ed., our success is defined by our ability to affect sustainable change through accessible programming that effectively improves physical and mental health, and not measured by short-term gains.

We are looking for a group of diverse and socially conscious investors who are focused on improving the health and wellness of communities worldwide as a primary indicator of success, and understand that this will in turn increase shareholder and stakeholder value.

This movement is meant to be community-owned, community-funded.

This is why we are inviting you to invest in Yoga Ed.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Yoga Ed. offers yoga and mindfulness trainings, curriculums, and resources that cultivate physical, mental, emotional, and social health. We empower teachers, school counselors, parents, social workers, and mental health professionals to master, embody, and share these skills with children and teens. We offer educational opportunities ranging from free to $749, 1 minute to 6 months. So far we've trained over 77K educators to date.

Where will your company be in 5 years?

Digital mindfulness is expected to grow to $2.1B by 2025, and we want to be THE yoga for kids provider in that space. We are projecting (but not guaranteeing) $10M in revenue for 2025, supported by B2C sales and B2B strategic partnerships and organizational deals. Our goal is to get Yoga Ed. into schools, healthcare settings, and social services across the United States, as well as in strategic international markets including Canada, Australia, and Japan.

Why did you choose this idea?

Mental health is the next pandemic that will ripple out for years to come. Teaching adults and kids to take care of their health and wellness is as important as learning to read and write. Yoga Ed. is uniquely positioned to address this crisis now with trauma-informed yoga and mindfulness tools that have been studied and proven to work.

How far along are you? What's your biggest obstacle?

We have content and a platform that works - now it's time to scale it. COVID-19 has significantly increased interest and demand for what we do. We're well-positioned for this new reality as we can operate 100% remotely, and address the core concern of so many people: the health and wellness of the children in their lives. Our to do list: create fresh content, develop new trainings, fill the gaps in our B2C funnel, and build B2B a sales and outreach team. Our biggest obstacle right now is finding the capital to scale so we may capture the current opportunity and increase our impact and revenue. That's why we want to crowdfund!

Who competes with you? What do you understand that they don't?

We compete in the mindfulness for youth space. Our competitors include companies ranging from Cosmic Kids to Headspace. Yoga Ed.'s advantage is that we understand health and wellbeing are tied to community, and everyone in a community needs access. Real value comes from human connection, so we put that at the center of how and what we teach. Customers are attracted to Yoga Ed. because we personally invest in them so they may learn and embody the tools and share them directly. We lean into conversations on diversity, accessibility, and create content that meets real needs. It's hard to talk about the trauma youth experience, but we've also seen that people are so grateful that we address it with trauma-informed offerings.

How will you make money?

Yoga Ed. has 2 main revenue streams - B2C trainings/workshops and B2B organizational deals. We address both markets with the same content and platform, allowing us efficiently earn the largest ROI on content. Additionally, we've found that B2C customers provide warm leads for B2B deals, and B2B deals bring customers who want to learn more and purchase products through B2C channels. This ecosystem allows Yoga Ed. to develop a community that's engaged, growing, and excited to share Yoga Ed. and the work we do.

Content and targeted digital marketing has driven much of Yoga Ed.'s growth over the last year. We believe creating real value and community will continue to drive our financial success in the future.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is a lack of resources. We need the capital and the team to grow and innovate. If we fail, it would be because we tried to do too much with too little. In order for us to succeed, we need to scale in a way that's in alignment with our values - the more we live the work we do, the better we do it.

For us to succeed, we need to keep nurturing our community and engaging with them. Even when we move past COVID-19, social, emotional, and mental health will still be critical as youth cope with and recover from the long-term effects of the pandemic, isolation, and disruption of their lives.

What is the history of Yoga Ed.?

Yoga Ed. was founded by Tara Guber in 1999. She experienced the benefits of yoga first hand, and wanted to share that with kids. Back then, Yoga Ed. did live, in-person trainings and distributed hard copy curriculums. Brynne Caleda happened to be one of those trainers, and she was really good at it.

In 2013 Brynne acquired Yoga Ed. and brought Julia Bond on board. They thought long and hard about how to be more efficient and effective, and in 2016 re-launched Yoga Ed. as an online platform.

They also had a bunch of kids, and are living testaments to the power of yoga and mindfulness. To date we haven't lost any of them - physically, mentally, emotionally, or at the grocery store. Yoga Ed. kept going on a minimal budget, lots of sweat, and some tears.

Then 2020 happened. In the midst of COVID and the social justice movement, we see that children are a part of all of it. Their lives have been affected by the lockdowns, perhaps even more than ours. They have questions about who they are, and their place in the world. Adults are looking for resources to support these kids. Yoga Ed. is an amazing vehicle to address these issues in a safe, appropriate, and effective way. We're teaching self-management, self-care, and ultimately self-love at a time when people are realizing these things are necessary if we want to survive and get along with each other. With your support, we now have the traction, know-how, and resources to kick it into high gear!

Why do you work with adults instead of kids?

Kids learn from observing adults. They're much more interested in what we do rather than what we tell them to do. Yoga Ed. trains adults so they can embody and model mindfulness rather than just plugging their kid into an app and walking away. Building these relationships supports both kids and adults. Happy healthy adults = happy healthy kids.

What kind of trainings do you offer?

Our 2 most popular trainings are Trauma-Informed Yoga for Youth and our Yoga Alliance certified RCYT Certificate Program with a Trauma-Informed focus. We also offer mat yoga and chair yoga trainings for children and teens.

What's your customer profile?

85% women (but we're starting to get more men signing up!)
average age of 35
60% educators
20% yoga professionals
15% mental health professionals
5% parents
13.5% international